UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

AMMO, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00175J107

(CUSIP Number)

Steven F. Urvan

7491 N Federal Highway

STE C5 PMB 379

Boca Raton, FL 33487

(480) 947-0001

Steve Wolosky, Esq.

Meagan Reda, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00175J107

1	NAME OF REPORTING PERSON

Steven F. Urvan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,050,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,050,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,050,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.10% (2)
14	TYPE OF REPORTING PERSON

IN

1.	Consists of 20,050,000 shares of common stock of the Issuer held directly by Mr. Urvan.
2.	Percentage of class based on 117,449,755 total outstanding shares of common stock of the Issuer as reported in the Issuer’s Form 10-Q filed on November 14, 2022.
2

CUSIP No. 00175J107

This Amendment No. 4 amends and supplements the Schedule 13D filed by Steven F. Urvan on May 10, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on November 30, 2021 (“Amendment No. 1”), Amendment No. 2 filed on August 29, 2022 (“Amendment No. 2”), Amendment No. 3 filed on November 7, 2022 (“Amendment No. 3,” and together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 4 Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, on November 3, 2022, Mr. Urvan and Susan T. Lokey entered into a Settlement Agreement with the Issuer (the “Settlement Agreement”). The Settlement Agreement provided that, among other things, the Issuer would convene its 2022 annual meeting of stockholders (the “2022 Annual Meeting”) no later than December 15, 2022. As the Issuer currently plans to convene its 2022 Annual Meeting after such date, the Issuer and Mr. Urvan and Ms. Lokey have entered into an Amendment to Settlement Agreement, dated November 21, 2022 (the “Amendment”), to provide that the Issuer shall convene the 2022 Annual Meeting no later than January 5, 2023. The Amendment additionally provides that the Issuer will (i) pay certain fees and costs for legal services incurred in connection with certain litigation and the role of Mr. Urvan and his affiliates in such litigation and (ii) promptly reimburse Mr. Urvan and Ms. Lokey for reasonable and documented expenses they incurred during the time period of their respective employments with the Issuer.

The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 21, 2022, Mr. Urvan and the Issuer entered into the Amendment as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7 Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit Number	Description

99.1	Amendment to Settlement Agreement, dated November 21, 2022.

3

CUSIP No. 00175J107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2022

/s/ Steven F. Urvan
Steven F. Urvan

4